

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

<u>Via Email</u>
Mr. Craig Frank
Chief Financial Officer
Kaya Holdings, Inc.
305 South Andrews Avenue, Suite 209
Fort Lauderdale, Florida 33301

   Re: Kaya Holdings, Inc.
     Form 10-K/A for Fiscal Year Ended December 31, 2014
     Filed April 16, 2015
     File No. 333-177532

Dear Mr. Frank:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief